Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended March 31, 2022

Hamilton, Bermuda, May 11, 2022, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2022.

Recent Developments

Gastrade S.A. (“Gastrade”) Final Investment Decision (“FID”)

On February 3, 2022, GasLog, through its subsidiary GAS-fifteen Ltd., issued a Final Notice to Proceed to Keppel Shipyard Ltd. to convert the GasLog Chelsea, a 153,600 cubic meters (“cbm”) tri-fuel diesel electric propulsion (“TFDE”) LNG carrier built in 2010, into a Floating Storage and Regasification Unit (“FSRU”) in connection with the FID taken by Gastrade for the construction of a regasification terminal in Alexandroupolis.

On February 2, 2022, GasLog entered into an agreement for the sale of the GasLog Chelsea to Gastrade for $265.1 million, payable in installments, following its conversion to an FSRU expected to be completed by the fourth quarter of 2023. Following the signing of this agreement, as of March 31, 2022, the vessel was remeasured at the lower of its carrying amount and its fair value less costs to sell, and a non-cash impairment loss of $19.4 million was recorded.

Sale and Lease-Back Arrangement

On March 28, 2022, GasLog completed the sale and lease-back of the GasLog Skagen, a 155,000 cbm TFDE LNG carrier built in 2013, with a wholly owned subsidiary of China Development Bank Leasing (“CDBL”) releasing $21.5 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Group. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation, resulting in the recognition of a non-cash impairment loss of $9.5 million and of loss on disposal of $0.6 million. The vessel remains on its charter with Chevron Asia Pacific Shipping Pte. Ltd. (“Chevron”).

Completion of the Refinancing of 8.875% Senior Notes (the “8.875% Senior Notes”)

On March 21, 2022, GasLog completed the refinancing of the 8.875% Senior Notes (the “Refinancing”) in connection with the Note Purchase Agreement (the “Note Purchase Agreement”) entered into on September 24, 2021 between GasLog and certain affiliates of The Carlyle Group and EIG Management Company, LLC and Wilmington Trust (London) Limited, as administrative agent, for an amount of up to $325.0 million of 7.75% Notes due in 2029 (the “7.75% Notes”). In connection with the Refinancing, GasLog drew down $315.0 million of the 7.75% Notes and used the proceeds to repay the 8.875% Senior Notes at maturity. The Note Purchase Agreement allows for the issuance of additional notes at the Company’s discretion in an amount up to $100.0 million for the purpose of refinancing existing obligations or pursuing new growth opportunities.

New Charter Agreements

In the first quarter of 2022, GasLog extended the time charter of the GasLog Salem with a wholly owned subsidiary of Gunvor Group Ltd. (“Gunvor”) for an additional twelve months and signed a new one-year time charter party agreement for the GasLog Singapore with Singapore LNG Corporation Pte. Ltd. (“Singapore LNG Corporation”). GasLog Partners LP (“GasLog Partners” or the “Partnership”) also signed a new multi-month time charter agreement for the GasLog Sydney with Naturgy Aprovisionamientos S.A. (“Naturgy”).

With respect to the Group’s recent newbuilding orders, a new time charter party agreement was signed with Mitsui & Co., Ltd. (“Mitsui”) for a period of nine years, commencing upon the delivery of the vessel, which is expected to be during the third quarter of 2024 and two new time charter party agreements were signed with Woodside Energy Shipping Singapore Pte Ltd. (“Woodside”) for a period of ten years each, commencing upon the delivery of the respective vessel, currently expected to be during the third and fourth quarter of 2025. In April 2022, a new time charter party agreement was signed with a multinational oil and gas company for a period of seven years, commencing upon delivery of the vessel, which is expected to be during the third quarter of 2024.

Dividend Declarations

On March 9, 2022, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on April 1, 2022, to holders of record as of March 31, 2022. GasLog paid the declared dividend to the transfer agent on April 1, 2022.

On May 10, 2022, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $14.3 million in the aggregate, payable on May 12, 2022, to shareholders of record as of May 11, 2022.

1

On May 10, 2022, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on July 1, 2022, to holders of record as of June 30, 2022.

Financial Summary

Amounts in thousands of U.S. dollars	For the three months ended
	March 31, 2021	March 31, 2022
Revenues	$205,327	$213,723
Profit for the period	$84,244	$71,052
Adjusted EBITDA[1]	$154,160	$157,533
Adjusted Profit[1]	$61,853	$58,034

1 Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 3,150 available days for the quarter ended March 31, 2022, as compared to 2,953 available days for the quarter ended March 31, 2021. Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities). The increase in available days was mainly driven by the deliveries of the GasLog wholly owned vessels, the GasLog Wellington and the GasLog Winchester on June 15, 2021 and August 24, 2021, respectively and the decrease in off-hire days for scheduled dry-dockings (14 dry-docking off-hire days in the three-month period ended March 31, 2021 compared to nil dry-docking off-hire days in the three-month period ended March 31, 2022).

Revenues were $213.7 million for the quarter ended March 31, 2022 ($205.3 million for the quarter ended March 31, 2021). The increase in revenues is mainly attributable to an increase from the aforementioned deliveries of the GasLog wholly-owned vessels. This increase was partially offset by decreased revenues mainly from GasLog Partners’ vessels operating in the spot market in the first quarter of 2022, for an additional 112 days due to the lower average headline rates earned by GasLog Partners’ spot fleet in 2022 compared to the same period in 2021, as the premium winter spot market ended much earlier this year.

Profit for the period was $71.1 million for the quarter ended March 31, 2022 (profit of $84.2 million for the quarter ended March 31, 2021). The decrease in Profit is mainly attributable to the decrease in profit from operations, which is mainly affected by the impairment loss recognized, the increased depreciation due to the increased fleet from the newbuilding deliveries, partially offset by the increase in revenues, as discussed above. The decrease in profit from operations is partially offset by an increase in gain on derivatives, mainly due to the increase in the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss.

Adjusted EBITDA was $157.5 million for the quarter ended March 31, 2022 ($154.2 million for the quarter ended March 31, 2021). The increase in Adjusted EBITDA is mainly attributable to the increase in revenues of $8.4 million, as discussed above, partially offset by an increase of $4.3 million in vessel operating and supervision costs. The increase in vessel operating and supervision costs is mainly due to an increase in crew costs following our enhanced COVID-19 protocols, including crew extension bonuses to support our seafarers, travelling and extended quarantine days for seafarers prior to embarkation, and the increased fleet from the newbuilding deliveries, partially offset by the favorable movement of the Euro (“EUR”)/U. S. Dollar (“USD”) exchange rate in the three-month period ended March 31, 2022 as compared to the same period ended March 31, 2021.

Adjusted Profit was $58.0 million for the quarter ended March 31, 2022 ($61.9 million for the quarter ended March 31, 2021). The decrease in Adjusted Profit is mainly attributable to the decrease in Profit for the period as discussed above, adjusted for the effects of the impairment loss recognized in the first quarter of 2022, the write-off of unamortized loan fees as a result of the GasLog Skagen debt prepayment pursuant to the sale and leaseback transaction completed in March 2022, the restructuring costs, the costs relating to the transaction with BlackRock’s Global Energy & Power Infrastructure team (the “Transaction”) (such costs, the “Transaction Costs”), the non-cash gain on derivatives, the foreign exchange losses, net, the loss on disposal of the GasLog Skagen and the net unrealized foreign exchange losses on cash.

As of March 31, 2022, GasLog had $263.5 million of cash and cash equivalents.

As of March 31, 2022, GasLog had an aggregate of $3.5 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $234.9 million is repayable within one year, and $352.5 million of lease liabilities mainly related to the sale and leaseback of the Methane Julia Louise, the GasLog Shanghai, the GasLog Salem and the GasLog Skagen, of which $41.4 million is payable within one year. GasLog has hedged 36.7% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liabilities and the 7.75% Notes) as of March 31, 2022.

As of March 31, 2022, GasLog’s current assets totaled $311.5 million, while current liabilities totaled $462.3 million, resulting in a negative working capital position of $150.8 million. Current liabilities include $63.0 million of unearned revenue in relation to hires received in advance of March 31, 2022 (which represents a non-cash liability that will be recognized as revenue in April 2022 as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing borrowings and future sale and lease-back transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

2

GasLog Partners’ Preference Unit Repurchase Programme

In the three months ended March 31, 2022, under the GasLog Partners’ preference unit repurchase programme (the “Repurchase Programme”) established in March 2021, GasLog Partners repurchased and cancelled 7,838 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 172,590 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 213,335 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”), for an aggregate amount of $10.0 million, including commissions.

Since the inception of the Repurchase Programme and up to March 31, 2022, GasLog Partners has repurchased and cancelled 7,838 Series A Preference Units, 637,019 Series B Preference Units and 482,884 Series C Preference Units, for an aggregate amount of $28.4 million, including commissions.

Fleet Update

Owned Fleet

As of May 11, 2022, our wholly owned fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Chelsea (3)	2010	153,600	Spot Market	TFDE	—	—
2	GasLog Savannah	2010	155,000	Spot Market	TFDE	—	—
3	Methane Lydon Volney	2006	145,000	Naturgy	Steam turbine propulsion (“Steam”)	June 2022	—
4	GasLog Singapore (4)	2010	155,000	Singapore LNG Corporation	TFDE	March 2023	—
5	GasLog Saratoga	2014	155,000	Mitsui	TFDE	September 2024	—
6	GasLog Genoa	2018	174,000	Shell (5)	Dual-fuel medium speed propulsion (“X-DF”)	March 2027	2030-2033 (5)
7	GasLog Windsor	2020	180,000	Centrica (6)	X-DF	April 2027	2029-2033 (6)
8	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033 (6)
9	GasLog Georgetown	2020	174,000	Cheniere (7)	X-DF	November 2027	2030-2034 (7)
10	GasLog Galveston	2021	174,000	Cheniere	X-DF	January 2028	2031-2035 (7)
11	GasLog Wellington	2021	180,000	Cheniere	X-DF	June 2028	2031-2035 (7)
12	GasLog Winchester	2021	180,000	Cheniere	X-DF	August 2028	2031-2035 (7)
13	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035 (5)
14	GasLog Warsaw	2019	180,000	Endesa (8)	X-DF	May 2029	2035-2041 (8)
15	GasLog Wales	2020	180,000	Jera (9)	X-DF	March 2032	2035-2038 (9)

As of May 11, 2022, the Partnership’s fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Solaris	2014	155,000	Spot Market	TFDE	—	—
2	Methane Heather Sally	2007	145,000	Cheniere	Steam	June 2022	—
3	GasLog Seattle	2013	155,000	TotalEnergies(10)	TFDE	June 2022	—
4	Methane Shirley Elisabeth	2007	145,000	JOVO (11)	Steam	August 2022	—
5	Methane Rita Andrea	2006	145,000	Gunvor	Steam	September 2022	—
6	GasLog Santiago	2013	155,000	Trafigura (12)	TFDE	December 2022	2023–2028 (12)
7	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024-2025 (7)
8	GasLog Sydney	2013	155,000	TotalEnergies	TFDE	June 2022	—
				Naturgy (13)		May 2023	—
9	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031 (5)
10	Methane Alison Victoria	2007	145,000	CNTIC VPower (14)	Steam	October 2023	2024-2025 (14)
11	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031 (5)
12	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (5)
13	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (5)
14	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (5)

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Bareboat Vessels

As of May 11, 2022, our bareboat fleet consisted of the following vessels:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Skagen (15)	2013	155,000	Chevron	TFDE	September 2022	—
2	GasLog Shanghai (15)	2013	155,000	Gunvor	TFDE	November 2022	—
3	GasLog Salem (15)	2015	155,000	Gunvor	TFDE	March 2023	—
4	GasLog Hong Kong (15)	2018	174,000	TotalEnergies	X-DF	December 2025	2028 (16)
5	Methane Julia Louise (15)	2010	170,000	Shell	TFDE	March 2026	2029-2031 (5)
6	GasLog Houston (15)	2018	174,000	Shell	X-DF	May 2028	2031-2034 (5)

(1)	Indicates the expiration of the initial term.

(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	The GasLog Chelsea is scheduled to be converted into an FSRU in 2023.

(4)	The vessel is chartered to Singapore LNG Corporation. Subject to receipt of firm notice by the end of 2023, the vessel is expected to be delivered to Sinolam LNG Terminal, S.A. (“Sinolam LNG”) no later than twelve months thereafter for use as a floating storage unit (“FSU”) in support of an LNG gas-fired power plant currently being developed near Colon, Panama, by Sinolam Smarter Energy LNG Power Company, a subsidiary of private Chinese investment group Shanghai Gorgeous Development Company. The completion of the power plant was initially scheduled for the second quarter of 2020 but has since been significantly delayed as a result of COVID-19 related impacts to the construction schedule. In the meantime, the vessel has undergone FSU conversion for the Sinolam LNG charter during its scheduled dry-dock in the second quarter of 2021.

(5)	The vessel is chartered to Shell plc (“Shell”). Shell has the right to extend the charters of (a) the GasLog Genoa, the GasLog Houston and the GasLog Gladstone by two additional periods of three years, (b) the GasLog Geneva and the GasLog Gibraltar by two additional periods of five and three years, respectively, (c) the Methane Becki Anne and the Methane Julia Louise for a period of either three or five years, (d) the GasLog Greece and the GasLog Glasgow for a period of five years, provided that Shell gives us advance notice of the declarations.

(6)	The vessels are chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica Plc (“Centrica”). Centrica has the right to extend the charters by three additional periods of two years, provided that Centrica gives us advance notice of declaration.

(7)	The vessels are chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere Energy Inc. (“Cheniere”). Cheniere has the right to extend the charters of (a) the GasLog Georgetown, the GasLog Galveston, the GasLog Wellington and the GasLog Winchester by three consecutive periods of three years, two years and two years, respectively and (b) the Methane Jane Elizabeth by two additional periods of one year, provided that Cheniere gives us advance notice of the declarations.

(8)	“Endesa” refers to Endesa S.A. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that Endesa gives us advance notice of declaration.

(9)	“Jera” refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s Jera Co., Inc. Jera has the right to extend the charter by two additional periods of three years, provided that Jera gives us advance notice of declaration.

(10)	The vessel is chartered to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE (“TotalEnergies”).

(11)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”).

(12)	“Trafigura” refers to Trafigura Maritime Logistics PTE Ltd. Trafigura may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration.

(13)	After expiration of its current time charter with TotalEnergies, the vessel will commence its charter with Naturgy.

(14)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. CNTIC VPower may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of declaration.

(15)	Gas-six Ltd. has sold the GasLog Skagen, to a wholly owned subsidiary of CDBL and leased it back for a period of five years, with no repurchase option or obligation. GAS-ten Ltd. and GAS-three Ltd. have sold the GasLog Salem and the GasLog Shanghai, respectively, to a wholly owned subsidiary of CDBL and leased them back for a period of five years, with no repurchase option or obligation. GAS-twenty five Ltd., GAS-twenty six Ltd. and GAS-twenty four Ltd. have sold the GasLog Hong Kong to Sea 190 Leasing, the Methane Julia Louise to Lepta Shipping and the GasLog Houston to Hai Kuo Shipping, respectively, and leased them back for a period of up to twelve, 17 and eight years, respectively. GAS-twenty five Ltd. and GAS-twenty six Ltd. have the option and GAS-twenty four Ltd. has the option and the obligation to re-purchase the vessels on pre-agreed terms.

(16)	TotalEnergies has the right to extend the charter for a period of three years, provided that TotalEnergies provides us with advance notice of declaration.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog has agreed, and has caused our controlled affiliates (other than GasLog Partners, its general partner and its subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying and offering GasLog Partners the opportunity to purchase such a vessel at fair market value.

4

Future Deliveries

As of May 11, 2022, GasLog has four newbuildings on order at Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“Daewoo”):

LNG Carrier	Expected Delivery	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(1)
Hull No. 2532	Q3 2024	Daewoo	174,000	multinational oil and gas company	MEGI	2031
Hull No. 2533	Q3 2024	Daewoo	174,000	Mitsui	MEGI	2033
Hull No. 2534	Q3 2025	Daewoo	174,000	Woodside	MEGI	2035
Hull No. 2535	Q4 2025	Daewoo	174,000	Woodside	MEGI	2035

(1)	Charter expiration to be determined based upon actual date of delivery.

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and March 31, 2022

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2021	March 31, 2022
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	23,508	24,027
Deferred financing costs	5,564	—
Other non-current assets	4,866	4,789
Derivative financial instruments, non-current portion	1,913	7,444
Tangible fixed assets	5,002,829	4,781,067
Vessels under construction	22,939	135,061
Right-of-use assets	363,035	435,736
Total non-current assets	5,434,165	5,397,635
Current assets
Trade and other receivables	28,595	30,056
Dividends receivable and other amounts due from related parties	18	50
Derivative financial instruments, current portion	596	149
Inventories	8,327	12,329
Prepayments and other current assets	5,798	5,451
Cash and cash equivalents	282,246	263,484
Total current assets	325,580	311,519
Total assets	5,759,745	5,709,154
Equity and liabilities
Equity
Preference shares	46	46
Share capital	954	954
Contributed surplus	692,536	675,712
Reserves	15,322	13,920
Accumulated deficit	(65,117)	(20,322)
Equity attributable to owners of the Group	643,741	670,310
Non-controlling interests	924,630	933,414
Total equity	1,568,371	1,603,724
Current liabilities
Trade accounts payable	15,892	39,282
Ship management creditors	119	117
Amounts due to related parties	27	47
Derivative financial instruments, current portion	25,518	10,567
Other payables and accruals	153,501	136,040
Borrowings, current portion	553,161	234,887
Lease liabilities, current portion	30,905	41,372
Total current liabilities	779,123	462,312
Non-current liabilities
Derivative financial instruments, non-current portion	28,694	1,935
Borrowings, non-current portion	3,105,059	3,243,809
Lease liabilities, non-current portion	271,945	311,172
Other non-current liabilities	6,553	86,202
Total non-current liabilities	3,412,251	3,643,118
Total equity and liabilities	5,759,745	5,709,154

6

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2021	March 31, 2022
Revenues	205,327	213,723
Voyage expenses and commissions	(3,912)	(5,332)
Vessel operating and supervision costs	(39,253)	(43,637)
Depreciation	(47,690)	(54,833)
Impairment loss	—	(28,884)
Loss on disposal of non-current assets	—	(577)
General and administrative expenses	(11,742)	(10,018)
Profit from operations	102,730	70,442
Financial costs	(39,388)	(37,369)
Financial income	52	59
Gain on derivatives	20,283	37,401
Share of profit of associates	567	519
Total other (expenses)/income, net	(18,486)	610
Profit for the period	84,244	71,052
Attributable to:
Owners of the Group	57,934	44,795
Non-controlling interests	26,310	26,257
	84,244	71,052

7

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2021	March 31, 2022
Cash flows from operating activities:
Profit for the period	84,244	71,052
Adjustments for:
Depreciation	47,690	54,833
Impairment loss	—	28,884
Loss on disposal of non-current assets	—	577
Share of profit of associates	(567)	(519)
Financial income	(52)	(59)
Financial costs	39,388	37,369
Gain on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	(20,333)	(38,036)
Share-based compensation	802	256
	151,172	154,357
Movements in working capital	(8,632)	(5,048)
Net cash provided by operating activities	142,540	149,309
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(164,287)	(98,971)
Proceeds from sale and leaseback, net of commissions	—	125,968
Proceeds from FSRU conversion	—	79,526
Dividends received from associate	400	—
Financial income received	52	30
Net cash (used in)/provided by investing activities	(163,835)	106,553
Cash flows from financing activities:
Proceeds from loans and bonds	165,958	315,000
Loan and bond repayments	(217,873)	(492,099)
Principal elements of lease payments	(2,740)	(7,824)
Interest paid	(52,020)	(45,409)
Payment of cash collaterals for swaps	(1,030)	—
Release of cash collaterals for swaps	15,367	990
Payment of loan and bond issuance costs	(2,463)	(3,637)
Loan issuance costs received	379	—
Payment of equity raising costs	—	(20)
Dividends paid (common and preference)	(17,700)	(31,318)
Purchase of GasLog Partners’ common and preference units	—	(10,002)
Net cash used in financing activities	(112,122)	(274,319)
Effects of exchange rate changes on cash and cash equivalents	52	(305)
Decrease in cash and cash equivalents	(133,365)	(18,762)
Cash and cash equivalents, beginning of the period	367,269	282,246
Cash and cash equivalents, end of the period	233,904	263,484

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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and the Transaction Costs. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. EBITDA, Adjusted EBITDA and Adjusted Profit are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss, gain/loss on disposal of non-current assets, restructuring costs and Transaction Costs; and in the case of Adjusted Profit, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs, Transaction Costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA and Adjusted Profit are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA and Adjusted Profit, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted Profit should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2021	March 31, 2022
Profit for the period	84,244	71,052
Depreciation	47,690	54,833
Financial costs	39,388	37,369
Financial income	(52)	(59)
Gain on derivatives	(20,283)	(37,401)
EBITDA	150,987	125,794
Foreign exchange (gains)/losses, net	(595)	279
Restructuring costs	51	1,478
Transaction Costs	3,717	521
Impairment loss	—	28,884
Loss on disposal of non-current assets	—	577
Adjusted EBITDA	154,160	157,533

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Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2021	March 31, 2022
Profit for the period	84,244	71,052
Non-cash gain on derivatives	(29,040)	(46,212)
Write-off of unamortized loan fees	3,528	1,150
Foreign exchange (gains)/losses, net	(595)	279
Restructuring costs	51	1,478
Transaction Costs	3,717	521
Impairment loss	—	28,884
Loss on disposal of non-current assets	—	577
Unrealized foreign exchange (gains)/losses, net on cash	(52)	305
Adjusted Profit	61,853	58,034

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